# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Calamos Aksia Private Equity and Alternatives Fund, CIK 0002047442
CUSIP: 12811C305
Title of class of securities: Class I Shares
Address of issuer's principal executive offices: 2020 Calamos Ct, Naperville, Illinois (IL), 60563
Date of event which requires filing of this statement: 06/26/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001248580

## Reporting persons
- John P Calamos, Sr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 1,768,565; shared voting power 204,205; sole dispositive power 1,768,565; shared dispositive power 204,205; aggregate amount beneficially owned 1,972,770 (9.7% of the class)
  Comment: The percentage reflected in Row 11 was calculated based on dividing the total net assets of $204,200,000 by the $10.02 NAV reported on www.acprivatemarkets.com as of 8/11/2025. That calculation equals 20,379,241 shares outstanding.
- Calamos Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 152,939; shared voting power 0; sole dispositive power 152,939; shared dispositive power 0; aggregate amount beneficially owned 152,939 (0.8% of the class)
  Comment: The percentage reflected in Row 11 was calculated based on dividing the total net assets of $204,200,000 by the $10.02 NAV reported on www.acprivatemarkets.com as of 8/11/2025. That calculation equals 20,379,241 shares outstanding.
- Calamos Investments LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 10,000; shared voting power 0; sole dispositive power 10,000; shared dispositive power 0; aggregate amount beneficially owned 10,000 (0.05% of the class)
  Comment: The percentage reflected in Row 11 was calculated based on dividing the total net assets of $204,200,000 by the $10.02 NAV reported on www.acprivatemarkets.com as of 8/11/2025. That calculation equals 20,379,241 shares outstanding.
- Mae F. Calamos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 41,266; sole dispositive power 0; shared dispositive power 41,266; aggregate amount beneficially owned 41,266 (0.2% of the class)
  Comment: The percentage reflected in Row 11 was calculated based on dividing the total net assets of $204,200,000 by the $10.02 NAV reported on www.acprivatemarkets.com as of 8/11/2025. That calculation equals 20,379,241 shares outstanding.

## Item 1. Issuer
Name of issuer: Calamos Aksia Private Equity and Alternatives Fund
Address of issuer's principal executive offices: 2020 Calamos Ct Naperville, IL, 60563

## Item 2. Person Filing
Name of person filing:
John P. Calamos, Sr.
Calamos Advisors LLC
Calamos Investments LLC
Mae F. Calamos
Address of principal business office or, if none, residence:
c/o Calamos Advisors LLC
2020 Calamos Ct
Naperville, IL 60563
Citizenship:
John P. Calamos, Sr. - United States citizen
Calamos Advisors LLC - Delaware limited liability company
Calamos Investments LLC - Delaware limited liability company
Mae F. Calamos - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,972,770

John P. Calamos, Sr. is the Founder, Chairman, and Global CIO of Calamos Advisors LLC ("Calamos Advisors") and the Founder, Chairman, and Global CIO of Calamos Investments LLC ("CILLC"), which is itself the sole member of Calamos Advisors. Mr. Calamos serves as trustee of the John P. Calamos 1985 Trust (the "JPC Trust"), which held 1,768,565 shares as of the date of this report. As a result, Mr. Calamos and CILLC may be deemed to be the beneficial owners of, and to have a pecuniary interest in, equity securities held by Calamos Advisors and Mr. Calamos may be deemed to be the beneficial owner of, and to have a pecuniary interest in, equity securities held by the JPC Trust.

Mae F. Calamos serves as trustee of the Mae F. Calamos Revocable Trust (the "MFC Trust"), which held 41,266 shares as of the date of this report. As such, Ms. Calamos may be deemed to be the beneficial owner of, and to have a pecuniary interest in, equity securities held by the MFC Trust.

Each of Mr. Calamos, CILLC, and Ms. Calamos disclaims beneficial ownership of such shares, except to the extent of their respective pecuniary interest, if any, therein.
Percent of class: 9.7
Sole power to vote or to direct the vote: 1,768,565
Shared power to vote or to direct the vote: 204,205
Sole power to dispose or to direct the disposition: 1,768,565
Shared power to dispose or to direct the disposition: 204,205

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: John P. Calamos, Sr., John P. Calamos 1985 Trust, Mae F. Calamos Revocable Trust, Calamos Advisors LLC, Calamos Investments LLC

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- John P Calamos, Sr.: /s/ John P. Calamos, Sr., John P. Calamos, Sr., personally and as Trustee for the John P. Calamos 1985 Trust (08/15/2025)
- Calamos Advisors LLC: /s/ John P. Calamos, Sr., John P. Calamos, Sr., Founder, Chairman, and Global CIO (08/15/2025)
- Calamos Investments LLC: /s/ John P. Calamos, Sr., John P. Calamos, Sr., Founder, Chairman, and Global CIO (08/15/2025)
- Mae F. Calamos: /s/ Mae F. Calamos, Mae F. Calamos, Trustee for the Mae F. Calamos Revocable Trust (08/15/2025)